MEISTER SEELIG & FEIN LLP ATTORNEYS AT LAW 125 Park Avenue, 7th Floor New York, NY 10017 Telephone (212) 655-3500 Facsimile (212) 655-3535 www.meisterseelig.com	Kenneth S. Goodwin Partner Direct (212) 655-3563 Fax (646) 539-3663 ksg@msf-law.com

September 16, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Loan Lauren P. Nguyan, Esq. Special Counsel

Re:	Scores Holding Company, Inc.

Form 10-K for Fiscal year Ended December 31, 2013

Filed March 27, 2014

File No. 001-16665

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 12, 2014, to Mr. Howard Rosenbluth, Chief Financial Officer of Scores Holding Company, Inc. (the “Company”), regarding the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Report”), filed by the Company with the Commission on March 27, 2014. All capitalized terms not specifically defined herein shall have the meaning assigned to such terms as set forth in the Report.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Certain Relationships and Related Transactions, and Director Independence, page 14

1. In future filings, please revise your report to furnish all of the information required by Item 13 of Form 10-K and Item 404(d) of Regulation S-K, or tell us why you do not believe this disclosure is required. For each of the clubs that operates under a license agreement with Scores Holding Company Inc. and is also owned in full or in part by Mr. Gans or any other related party, explain and quantify the related party’s interest in the transaction and the respective relationship with the contracting club. Include an explanation of any relevant indebtedness to the related party in your revised report.

September 16, 2014

The Company will revise the disclosure in its future filings to furnish all of the information required by Item 13 of Form 10-K and Item 404(d) of Regulation S-K and all other information requested by the Staff’s comment.

Signatures, page 19

2. In future filings, please include the signature of your principal accounting officer or controller. Any person who occupies more than one position should indicate each capacity in which he signs the report. Refer to General Instruction D(2)(a) to Form 10-K.

Please also include the signatures of your officers and directors in their individual capacities. In this regard, we note that your chief executive officer and chief financial officer have signed on behalf of the company but have not signed in their individual capacities.

In response to the Staff’s comment, the Company will include the signature of its principal accounting officer or controller in future filings, as well as the signatures of its officers and directors in their individual capacities.

Acknowledgement:

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 655-3563 if you have any comments or questions regarding the above response to the Staff’s comment letter.

Very truly yours,

/s/ Kenneth S. Goodwin

Kenneth S. Goodwin

Partner